SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2020
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL

Corporate Taxpayer’s ID (CNPJ/MF): 76.483.817/0001-20

Publicly Held Company

CVM Registration no. 1431-1

SEC (CUSIP) Registration 20441B407 – Preferred “B”

SEC (CUSIP) Registration 20441B308 – Common

LATIBEX Registration 29922 – Preferred “B”

NOTICE TO SHAREHOLDERS

Companhia Paranaense de Energia – COPEL, a company that generates, transmits, distributes and sells power, with shares listed on B3 (CPLE3, CPLE5 and CPLE6), the NYSE (ELPVY and ELP) and the LATIBEX (XCOP), hereby informs its shareholders and the market in general, pursuant to Article 21-L, paragraph 2 of CVM Instruction 481/2009, as amended, that Copel’s 65th Annual Shareholders’ Meeting will be held in person on April 28, 2020, maintaining all the conditions set out in the Call Notice published on March 27, 2020.

The meeting will be held in a large room at the Company’s headquarters, enabling compliance with the social distancing recommendations arising from the COVID-19 pandemic. However, we recommend that shareholders participate in this meeting through the Remote Voting Form, as we believe that it is the safest way for shareholders to exercise their right to vote at the present time.

In addition to the remote vote instructions sent to the Central Depository of B3 - Brasil, Bolsa, Balcão through custodians by April 22, 2020, shareholders may opt to send a digital copy of the Remote Voting Form directly to the Company by April 24, 2020, together with pertinent documents, by email, to acionistas@copel.com

For more information on the Form, the matters therein and necessary documents, shareholders may access the Company’s website (ri.copel.com) and the websites of B3   (http://www.b3.com.br/pt_br/) and the Brazilian Securities and Exchange Commission (http://www.cvm.gov.br/).

If you have any questions, please contact Copel’s Shareholder Department at acionistas@copel.com

Curitiba, April 20, 2020

Adriano Rudek de Moura

Chief Financial and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date April 22, 2020

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.